Exhibit 99.1

Heritage Commerce Corp Reports Financial Results
For the Three Months Ended March 31, 2005

San Jose, CA – May 9, 2005 — **Heritage Commerce Corp (Nasdaq: HTBK)**, parent company of Heritage Bank of Commerce, today reported consolidated operating results for the three months ended March 31, 2005. Consolidated net income was $2,654,000, or $0.22 per diluted share, compared to $1,971,000, or $0.16 per diluted share, for the three months ended March 31, 2004, a 35% increase. The annualized returns on average assets and average equity for the three months ended March 31, 2005 were 0.96% and 10.67%, respectively, compared to returns of 0.81% and 8.71%, respectively, for the three months ended March 31, 2004.

Financial Highlights (first quarter 2005 versus first quarter 2004):

- Total loans increased 9% to $729.9 million.
- Net interest income increased 20% to $11.7 million.
- Net interest margin increased 21 basis points to 4.58%.
- Diluted earnings per share of $0.22 were up 38% from $0.16.
- Return on average assets was 0.96% compared to 0.81%, an 18% increase.

Operating Results

Net interest income increased $1,953,000, or 20%, to $11,671,000 for the three months ended March 31, 2005 from $9,718,000 for the three months ended March 31, 2004. The improvement in net interest income was the result of increases in the volume of average earning assets and increases in key market interest rates. The Company's net interest margin was 4.58% for the three months ended March 31, 2005, compared with 4.37% for the three months ended March 31, 2004.

For the three months ended March 31, 2005, noninterest income was $2,320,000, compared to $2,719,000 for the three months ended March 31, 2004, a decrease of $399,000, or 15%. In the first quarter of 2005, there were no mortgage brokerage fees compared to mortgage brokerage fees of $119,000 for the first quarter of 2004. The Company closed its residential mortgage department in June 2004. In the first quarter of 2005, lease income was $79,000 and there were no securities gains compared to $245,000 in lease income and $212,000 in securities gains in the first quarter of 2004. Deposit related activity charges were down $80,000 in the first quarter of 2005 compared to the first quarter of 2004.

Partially offsetting the decline in noninterest income from the elimination of mortgage brokerage fees and no gains on sales of securities in the first quarter of 2005, the gain on sale of Small Business Administration (SBA) loans increased 5% to $760,000 and loan-servicing income increased 32% to $668,000 compared to the first quarter of 2004. The Company has an ongoing program of originating SBA loans and selling the government guaranteed portion in the secondary market, while retaining the servicing of the whole loans.

Operating expenses were $9,739,000 for the three months ended March 31, 2005, an increase of $769,000, or 9%, compared to $8,970,000 for the three months ended March 31, 2004. The increase in noninterest expenses for the first quarter of 2005 compared to the first quarter of 2004 was primarily due to severance expenses of $320,000 and increases in other categories of expense related to growth in volumes and activity. The efficiency ratio was 69.61% in the first quarter of 2005, compared to 72.12% in the first quarter of 2004. "Despite some unexpected expenses, we had a solid first quarter. We are clearly benefiting from recent interest rate increases and the cost controls implemented over the past year," said Walter Kaczmarek, CEO.

Balance Sheet, Capital Management and Credit Quality

At March 31, 2005, total assets increased 9% to $1.16 billion from $1.06 billion at March 31, 2004. Total deposits grew 9% to $963 million at March 31, 2005 from $885 million at March 31, 2004. Core deposits, the lowest-cost funding source for the Company, increased 4% to $804 million from March 31, 2004 to March 31, 2005.

Total loans were $730 million at March 31, 2005, a 9% increase over the three months ended March 31, 2004. Real estate mortgage loans, primarily loans secured by first mortgages on commercial property, were $304 million at March 31, 2005, a 5% increase over the same period in 2004. Commercial loans grew to $293 million at March 31, 2005, a 7% increase over the same period in 2004. At March 31, 2005, real estate mortgage loans and commercial loans represented 42% and 40%, respectively, of total loans, compared to 43% and 41%, respectively, at March 31, 2004. Real estate construction loans at March 31, 2005 were $130 million, up 28% from the same period a year ago. Real estate construction loans represented 18% of total loans at March 31, 2005, compared to 15% at March 31, 2004. "Loan and deposit growth along with solid loan quality will be important ingredients for continued long term profitability improvement," noted Mr. Kaczmarek.

Nonperforming assets (NPA) at March 31, 2005 were $3.74 million, or 0.32% of total assets, compared to $4.80 million, or 0.45% of total assets, at March 31, 2004. The allowance for loan losses at March 31, 2005 was $11.25 million, or 1.54% of total loans, and represents 301% of nonperforming loans. The allowance for loan and lease losses at March 31, 2004 was $12.11 million, or 1.82% of loans, and represented 252% of nonperforming loans. Net charge-offs in the first quarter of 2005 were $1,661,000, or 0.93% of average loans, compared to $1,901,000, or 1.16% of average loans, in the first quarter of 2004.

During the quarter, the Company charged-off $1.98 million of a loan to a customer in the building trades. The remaining carrying value of the loan is $2.82 million and is included in NPA at March 31, 2005. The carrying value of the loan is secured by real and personal property of the borrower and guarantors.

Shareholders' equity increased 10% to $101.82 million, or $8.60 per share, at March 31, 2005, compared to $92.98 million, or $8.09 per share, a year earlier. Capital ratios continue to be above the well-capitalized guidelines established by regulatory agencies. The Company's leverage ratio at March 31, 2005, was 11.18%, compared to 11.47% at March 31, 2004.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with offices in Los Gatos, Fremont, Danville, Morgan Hill, Gilroy, Mountain View and two offices in Los Altos. Additionally, Heritage Capital Group, the bank's asset based lending division, has offices in San Jose and Los Angeles. Heritage Bank of Commerce is also an SBA Preferred Lender with offices in San Jose, Fresno, Santa Cruz, Elk Grove, Watsonville, Chico, Los Angeles, Irvine and Pittsburg, California.

Forward Looking Statement Disclaimer

This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include but are not necessarily limited to fluctuations in interest rates and monetary policy established by the Federal Reserve, inflation, government regulations, general economic conditions, competition within the business areas in which the Company is conducting its operations, including the real estate market in California, the ability to recognize identified cost savings, and other factors beyond the Company's control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company's reports on *Forms 10-K* and *10-Q* as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

CONSOLIDATED INCOME STATEMENT	For the Three Months Ended:			Percent Change From:	
(in $000's, unaudited)	03/31/2005	12/31/2004	03/31/2004(1)	12/31/2004	03/31/2004
Interest Income	$ 14,867	$ 14,330	$ 11,907	4%	25%
Interest Expense	3,196	2,677	2,189	19%	46%
Net Interest Income	11,671	11,653	9,718	0%	20%
(Reversal of) Provision for Loan Losses	413	(726)	563	157%	-27%
Net Interest Income after (Reversal of) Loan Loss Provision	11,258	12,379	9,155	-9%	23%
Noninterest Income:					
Gain on Sale of Loans	760	766	727	-1%	5%
Servicing Income	668	643	505	4%	32%
Service Charges and Other Fees on Deposit Accounts	393	414	473	-5%	-17%
Appreciation of Corporate Owned Life Insurance	266	232	329	15%	-19%
Equipment Leasing	79	136	245	-42%	-68%
Gain on Sale of Securities Available-For-Sale	0	0	212	N/A	-100%
Mortgage Brokerage Fees	0	0	119	N/A	-100%
Other	154	167	109	-8%	41%
Total Noninterest Income	2,320	2,358	2,719	-2%	-15%
Noninterest Expense:					
Salaries & Employee Benefits	4,905	4,277	4,720	15%	4%
Occupancy & Equipment	1,050	1,104	1,279	-5%	-18%
Other	3,784	6,020	2,971	-37%	27%
Total Noninterest Expense	9,739	11,401	8,970	-15%	9%
Income Before Taxes	3,839	3,336	2,904	15%	32%
Provision for Income Taxes	1,185	690	933	72%	27%
Net Income	$ **2,654**	$ **2,646**	$ **1,971**	0%	35%

PER SHARE DATA	For the Three Months Ended:			Percent Change From:	
(unaudited)	03/31/2005	12/31/2004	03/31/2004(1)	12/31/2004	03/31/2004
Basic Earnings Per Share	$0.23	$0.23	$0.17	0%	35%
Diluted Earnings Per Share	$0.22	$0.23	$0.16	-4%	38%
Weighted Average Basic Shares Outstanding	11,753,371	11,645,202	11,375,388	1%	3%
Weighted Average Diluted Shares Outstanding	12,162,746	12,106,197	11,798,329	0%	3%
Common Shares Outstanding	11,839,426	11,669,837	11,495,008	1%	3%
Book Value Per Share	$8.60	$8.45	$8.09	2%	6%
Tangible Book Value Per Share	$8.60	$8.45	$8.09	2%	6%

KEY FINANCIAL RATIOS	For the Three Months Ended:			Percent Change From:	
(unaudited)	03/31/2005	12/31/2004	03/31/2004(1)	12/31/2004	03/31/2004
Return on Average Equity	10.67%	10.76%	8.71%	-1%	22%
Return on Average Assets	0.96%	0.95%	0.81%	1%	18%
Net Interest Margin	4.58%	4.56%	4.37%	0%	5%
Efficiency Ratio	69.61%	81.37%	72.12%	-14%	-3%

AVERAGE BALANCES	For the Three Months Ended:			Percent Change From:	
(in $000's, unaudited)	03/31/2005	12/31/2004	03/31/2004(1)	12/31/2004	03/31/2004
Average Assets	$ 1,121,712	$ 1,110,207	$ 982,156	1%	14%
Average Earning Assets	$ 1,033,170	$ 1,016,980	$ 895,149	2%	15%
Average Gross Loans & Leases	$ 727,522	$ 725,367	$ 656,603	0%	11%
Average Deposits	$ 925,993	$ 920,870	$ 824,714	1%	12%
Average Demand Deposits - Noninterest Bearing	$ 261,471	$ 294,109	$ 234,693	-11%	11%
Average Demand Deposits - Interest Bearing	$ 664,522	$ 626,761	$ 590,021	6%	13%
Average Interest Bearing Liabilities	$ 738,391	$ 698,372	$ 642,212	6%	15%
Average Equity	$ 100,922	$ 97,841	$ 91,025	3%	11%

(1) As restated, see Note 2 in the Company's Form 10-Q for the quarter ended March 31, 2005.

CONSOLIDATED BALANCE SHEET		End of Period:			Percent Change From:	
(in $000's, unaudited)		03/31/2005	12/31/2004	03/31/2004(1)	12/31/2004	03/31/2004
ASSETS						
Cash and Due from Banks	$	33,163 $	33,646 $	51,725	-1%	-36%
Fed Funds Sold		76,200	24,100	67,700	216%	13%
Investment Securities		225,082	232,809	204,705	-3%	10%
Loans Held For Sale		33,610	37,178	25,512	-10%	32%
Loans:						
Real Estate-Mortgage		303,600	303,154	287,833	0%	5%
Real Estate-Land and Construction		129,881	118,290	101,389	10%	28%
Commercial Loans		293,488	300,452	275,536	-2%	7%
Consumer Loans		2,147	2,908	1,715	-26%	25%
Gross Loans		729,116	724,804	666,473	1%	9%
Deferred Loan Costs		754	726	517	4%	46%
Loans, Net of Deferred Costs		729,870	725,530	666,990	1%	9%
Allowance for Loan Losses		(11,249)	(12,497)	(12,114)	-10%	-7%
Net Loans		718,621	713,033	654,876	1%	10%
Premises & Equipment, Net		2,993	3,183	3,711	-6%	-19%
Accrued Interest Receivable and Other Assets		65,646	64,224	53,897	2%	22%
Total Assets	$	1,155,315 $	1,108,173 $	1,062,126	4%	9%
LIABILITIES & SHAREHOLDERS' EQUITY						
Liabilities:						
Deposits						
Demand Deposits-Noninterest Bearing	$	274,736 $	277,451 $	287,633	-1%	-4%
Demand Deposits-Interest Bearing		130,039	120,890	108,764	8%	20%
Savings/Money Market		361,060	357,318	340,212	1%	6%
Time Deposits, Under $100		37,829	38,295	39,724	-1%	-5%
Time Deposits, $100 and Over		158,859	124,581	108,652	28%	46%
Total Deposits		962,523	918,535	884,985	5%	9%
Other Borrowings		47,800	47,800	48,600	0%	-2%
Notes Payable To Subsidiary Grantor Trusts		23,702	23,702	23,702	0%	0%
Accrued Interest Payable and Other Liabilities		19,468	19,557	11,857	0%	64%
Total Liabilities		1,053,493	1,009,594	969,144	4%	9%
Shareholders' Equity:						
Common Stock		68,919	67,216	65,396	3%	5%
Accumlated Other Comprehensive Income (Loss), Net of Taxes		(2,844)	(1,730)	1,000	64%	-384%
Retained Earnings		35,747	33,093	26,586	8%	34%
Total Shareholders' Equity		101,822	98,579	92,982	3%	10%
Total Liabilities & Shareholders' Equity	$	1,155,315 $	1,108,173 $	1,062,126	4%	9%

CREDIT QUALITY DATA		End of Period:			Percent Change From:	
(in $000's, unaudited)		03/31/2005	12/31/2004	03/31/2004(1)	12/31/2004	03/31/2004
Nonaccrual Loans	$	3,450 $	1,028 $	4,171	236%	-17%
Over 90 Days Past Due and Still Accruing		287	302	630	-5%	-54%
Total Nonperforming Loans		3,737	1,330	4,801	181%	-22%
Other Real Estate Owned		0	0	0	N/A	N/A
Total Nonperforming Assets	$	3,737 $	1,330 $	4,801	181%	-22%
Net Charge-offs/(Recoveries)		1,661	(531)	1,901	413%	-13%
Net Charge-offs/(Recoveries) as Percent of Average Loans		0.93%	-0.29%	1.16%	-421%	-20%
Allowance for Loan Losses to Total Loans		1.54%	1.72%	1.82%	-10%	-15%
Allowance for Loan Losses to Nonperforming Loans		301.02%	939.62%	252.32%	-68%	19%
Nonperforming Assets to Total Assets		0.32%	0.12%	0.45%	167%	29%
Nonperforming Loans to Total Loans		0.51%	0.18%	0.72%	183%	-29%

OTHER PERIOD-END STATISTICS	End of Period:			Percent Change From:	
(unaudited)	03/31/2005	12/31/2004	03/31/2004(1)	12/31/2004	03/31/2004
Shareholders Equity / Total Assets	8.81%	8.90%	8.75%	-1%	1%
Loan to Deposit Ratio	75.83%	78.99%	75.37%	-4%	1%
Non-Interest Bearing Deposits / Total Deposits	28.54%	30.21%	32.50%	-6%	-12%
Leverage Ratio	11.18%	10.87%	11.47%	3%	-3%

(1) As restated, see Note 2 in the Company's Form 10-K for the year ended December 31, 2004.